Filed by Crown LNG Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Catcha Investment Corp

File No. 333-274832

Date: January 29, 2024

Gravity-based structures are the future for offshore LNG regasification units’: Crown LNG CEO

By Sukalp Sharma

January 29, 2024

The Indian Express – Norway’s Crown LNG, which plans to build a 7.2-mtpa (million tonnes per annum) offshore liquefied natural gas (LNG) regasification terminal in Andhra Pradesh’s Kakinada, believes that gravity-based structures (GBS) are the answer to conventional offshore LNG terminals—floating storage regasification units (FSRUs)—in harsh weather conditions. Kakinada terminal will be India’s first, and possibly the world’s second, GBS LNG terminal, offering round-the-year operations—something FSRUs cannot offer in rough waters. The final investment decision (FID) of the $1-billion project is expected in 2025 and the facility is likely to be commissioned in 2028, according to Crown LNG’s Chief Executive Officer Swapan Kataria.

In a freewheeling interaction with Sukalp Sharma, Kataria provides insights into the GBS technology, purported advantages over conventional LNG terminals, and updates on the Kakinada project’s progress. Edited excerpts:

What exactly is a GBS?

It is essentially a concrete structure with a ballast section at the bottom with empty concrete blocks. The section acts as a balloon when empty, helping the structure float. At the location where you want to base it, you fill it up with gravel, making the structure heavy enough to sink and sit on the seabed. So, it is not bolted or held by cables. Gravity is holding it. It is engineered in a way that it sits there for 40-50 years without budging even an inch. The LNG terminal is built over that GBS.

GBSs have been utilised mostly for upstream oil projects. So far, only one has been built for LNG—Adriatic LNG—in Italy. And the only liquefaction facility (which converts gas to LNG) would be Russia’s Arctic LNG 2.

Apart from round-the-year operations, what are the advantages of GBS units vis-à-vis FSRUs and land terminals?

There are quite a few. GBS LNG units offer a safer working environment because sea wave volatility does not affect its structural stability. The other advantage is no extra pressure on ports. It has an offshore landfall point and the pipeline to land is from under the seabed. So, it doesn’t need a large footprint on land. A GBS unit can be hauled to another offshore location and handed over to another operator. So, the economic life of the asset is much longer and it can be evacuated to a new market if, for any reason, it cannot continue to operate at the initial location. For international financiers, that is an attractive proposition.

Despite advantages, why have GBS LNG units not taken off in a big way?

I think it is a mix of multiple factors. LNG is relatively a new market that has picked up in the last two decades. It’s not something that has grown over the last 100 years, like oil. The Koreans were really fast in developing FSRUs. Most people took the path of least resistance and ended up following that model (FSRUs) or set up land-based terminals. Everybody went after benign waters or areas where breakwater could be easily built for an FSRU. But those vanilla locations are now gone and developers have to contend with harsh weather conditions.

In terms of project costs, how does a GBS regasification unit compare with other types of LNG terminals?

If a land-based terminal costs $120, a GBS unit would cost $100, and an FSRU’s core cost would be $70-80. For an FSRU, there will be additional costs like breakwater. All costs, including those needed to make conditions benign for FSRUs, would be much higher. For land-based terminals, dredging may be required from time to time—an additional ongoing cost. GBS units don’t have these overheads.

Earlier you had planned to close the FID by 2022-end, but it has been delayed. What is the current status and estimated timeline?

It has been a moving target as approvals took more-than-expected time. We are completing the remaining part of the engineering, with which we will finalise the design and the EPC (engineering, procurement, construction) contract. That will be followed by final negotiations with potential users. All this will take 15-18 months and we are hoping to get this (FID) done by mid-2025. The construction would then start. It is a 30-month construction, with another three-six months for commissioning. So, 2028 is what we are targeting for project completion.

Which companies have shown interest in using the terminal? At what stage are the negotiations?

I cannot name any potential customer at this stage, just that they include India’s oil and gas majors and we would have a mix of government and private companies. Talks with government companies could take longer as there may be some approvals required.

We are obligated to maintain 15% capacity for spot and short-term cargoes, which means we can offer about 6.1 mtpa. We plan to place about 3.5-4 mtpa on 20-year contracts, and the rest on 10-year contracts.

We are only giving regasification as a service, and not buying the molecule (LNG) and then selling it. It’s easier for a financier to look at us favourably because in the absence of the molecule risk, it becomes an infrastructure and technology business that is not really impacted by commodity price fluctuations.

Are you open to Indian oil and gas companies acquiring stake in the project? Have there been any discussions?

Yes, we have been in discussions with them. We have received interest from some of them for investments in the project, apart from terminal usage. We would prefer a strategic investor, someone who is in the gas business, or has experience in operating LNG terminals, and our customers. Why would we not accept an investment from a company that is already working with us and has far more experience in operating in India?

How safe would a GBS be in harsh weather conditions of India’s east coast? What about calamities like earthquakes and tsunamis?

Our initial part of engineering was to look at the patterns of the typhoons, hurricane season, wave heights, and the winds in that area. Our engineering department looked at the 100-year history and even beyond, whatever data was available. We have designed it keeping in mind all these parameters based on historical data, providing more than enough margins. For instance, if data suggests that the maximum wave heights in the area have been 6 metres, we would go for a construction height three times that above the water level at high tide. As for earthquakes and tsunamis, the design can handle those to a large extent. Of course, like for any project, a calamity of unprecedented intensity and scale is a risk.

Is Crown eying other geographies in India and overseas for GBS projects?

We have another project in the works in Scotland, which was earlier planned as a GBS but now we have changed plans to an FSRU as Scotland wants it to be built at the earliest. For GBS units, we are looking at Bangladesh, Vietnam, and Atlantic Canada. We have also received enquiries from Pakistan. But we are focusing on our projects in India before getting involved anywhere else. Our plan would be to utilise the Kakinada project to build more such units in India and globally.

Beyond LNG, what are the other infrastructure facilities that you can offer using a GBS?

We have four generations of models on the GBS. The first as a natural gas liquefaction facility, second as an LNG regasification facility, third as an integrated power plant, and fourth as a green hydrogen to green ammonia unit. All of these would be feasible and viable. But we are focused on getting the Kakinada project off the ground before diving into anything else.

Important Information and Where to Find It

In connection with the previously announced business combination (“Business Combination”) among Catcha Investment Corp (“Catcha”), Crown LNG Holding AS (“Crown”), Crown LNG Holdings Limited (“PubCo”), and CGT Merge II Limited (“Merger Sub”), PubCo filed a registration statement on Form F-4 (the “Registration Statement”) (file no. 333-274832) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the Business Combination. Catcha’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the related transaction documents, Catcha and Crown. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, 3 Raffles Place #06-01, Bharat Building, Singapore, 048617, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the registration statement on Form S-1, as amended, which was initially filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, 3 Raffles Place #06-01, Bharat Building, Singapore, 048617, Attention: Patrick Grove. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Crown’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Catcha in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination described herein. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (as amended), or an exemption therefrom.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, Crown’s and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and Crown and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Catcha, Crown, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Catcha or Crown as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, Crown or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Crown’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha or Crown undertakes any duty to update these forward-looking statements.